Ammendment No. 1
 Name of issuer:  Sierra Pacific Resources
 Class of securities:  Common
 CUSIP Number:   826425100

 Person authorized to receive communications:

                Mr. Steven C. Kleinman
                George Weiss Associates, Hartford, CT 06103
                (860) 247-2018

 Date of event requiring filing:  July 22, 1996

 See accession number 0000813005-96-000010 for original filing.

 Schedule 13D
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 Reporting person:
                                                     GWA,Inc.      Weiss Total
                George Weiss            Weiss Quali- Profit        Return
                Associates, Weiss Total fied Income  Sharing Plan  L.P. II
                Inc.        Return L.P. Fund III     Trust 12/1/78 (TIN applied
                06-0985075  06-1179675  06-1189897   06-0995549    for)

 Member of group     yes         yes         yes           yes          yes

 Source of funds     WC          WC           WC           WC           WC

 Location:       Connecticut Connecticut Connecticut   Connecticut  Connecticut

 Cumulative shares owned at 7/22/96 with
 Sole voting       555,400                               54,700
       power
 Shared voting power           659,600     541,900                       76,000

 Sole dispos-      555,400                               54,700
       itive
 Shared dispos-                659,600     541,900                       76,000
       itive
 Total owned       555,400     659,600     541,900       54,700          76,000

 % class owned      1.85%       2.20%       1.80%         .18%         .25%

 Reporting           BD          PN           PN           EP           PN
    entity
 Information Section (Changes and additions from original filing only)
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 Item 1. Security and issuer (no change from original filing)

 Item 2. Identity and Background (additional information)

    Name                                Principal Business

    Weiss Total Return Limited          Investment company
       Partnership II
    George A. Weiss                     General partner in
                                          investment company

       The above entity was organized in Connecticut and is located at One State Street, Hartford, CT 06103. None of the persons associated with the above entity has been convicted in a criminal proceeding, nor has been a party to a civil proceeding concerning securities laws.

 Item 3. Source and Amount of Funds or Other Considerations (additional information)

       The source of funds for purchases since the original filing came from the capital of each entity. The amount of funds used to make purchases total $8,467,774. None of these funds were borrowed or otherwise obtained.

 Item 4. Purpose of Transaction (no change from original filing)

 Item 5. Interest in Securities of the Issuer (all share and percent informatio is cumulative as of 7/22/96 for a) and b) )

 a)                                      Common Stock
    Entity                               Owned in the                Percent of
                                            Aggregate               Outstanding
    George Weiss Associates, Inc.             555,400                     1.85%
    Weiss Total Return Limited Partnersh      659,600                     2.20%
    Weiss Qualified Income Fund III           541,900                     1.80%
    George Weiss Associates, Inc. Profit       54,700                      .18%
       Sharing Plan Trust Dated 12/1/78
    Weiss Total Return Limited Partnersh       76,000                      .25%

 b)                                       Sole voting              Shared votin
                                         & depositive              & depositive
    Entity                                      power                     power

    George Weiss Associates, Inc.             555,400                  none
    Weiss Total Return Limited Partnersh     none                       659,600
    Weiss Qualified Income Fund III          none                       541,900
    George Weiss Associates, Inc. Profit       54,700                  none
       Sharing Plan Trust Dated 12/1/78
    Weiss Total Return Limited Partnersh     none                        76,000

 c)
    George Weiss Associates, Inc.
       07/02/96 Bought       63,200     shares   @    25.75        per share
       07/03/96 Bought        2,800     shares   @    25.625       per share
       07/05/96 Bought        1,300     shares   @    24.625       per share
       07/10/96 Bought        5,700     shares   @    25.121       per share
       07/22/96 Bought       20,000     shares   @    24.75        per share

    Weiss Total Return Limited Partnership
       07/02/96 Bought       61,400     shares   @    25.75        per share
       07/03/96 Bought        2,700     shares   @    25.625       per share
       07/05/96 Bought        1,100     shares   @    24.625       per share
       07/10/96 Bought        5,000     shares   @    25.121       per share
       07/22/96 Bought       15,000     shares   @    24.75        per share

    Weiss Qualified Income Fund III
       07/02/96 Bought       55,900     shares   @    25.75        per share
       07/03/96 Bought        2,500     shares   @    25.625       per share
       07/05/96 Bought        1,100     shares   @    24.625       per share
       07/10/96 Bought        4,800     shares   @    25.121       per share
       07/22/96 Bought       15,000     shares   @    24.75        per share

    Weiss Total Return Limited Partnership II
       07/19/96 Bought       11,000     shares   @    24.875       per share
       07/19/96 Bought       40,000     shares   @    24.75        per share
       07/22/96 Bought       25,000     shares   @    24.75        per share

       All above transactions were effected through established securities exchanges.

 d)    (no change from original filing)

 e)    not applicable

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. (additional information)

       No such conditions exist with respect to the securities of the issuer. Weiss Asset Management L.P. is the investment advisor to Weiss Total Return L.P. II. The investment company may defer its shareholder rights to the advisor. The general partner in the investment company is also a general partner in the investment advisor.

 Signature:
       George Weiss Associates, Inc.

       President            George A. Weiss

       Weiss Total Return Limited Partnership
       Weiss Qualified Income Fund III
       Weiss Total Return Limited Partnership II
       Weiss Asset Management Limited Partnership

       General Partner      George A. Weiss

       George Weiss Associates, Inc. Profit
             Sharing Plan Trust Dated 12/1/78

       Trustee              George A. Weiss
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